Furnished by RenaissanceRe Holdings Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: RenaissanceRe Holdings Ltd.

Commission File No.: 001-14428

Cautionary Statement Regarding Forward Looking Statements

Any forward-looking statements made in the attached earnings call transcript reflect the current views of RenaissanceRe Holdings Ltd. (“RenaissanceRe”) with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to numerous factors that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements, including the following: risks that the proposed transaction with Platinum Underwriters Holdings, Ltd. (“Platinum”) disrupts the company’s current plans and operations; the ability to retain key personnel; the ability to recognize the benefits of the company’s proposed transaction with Platinum; the amount of the costs, fees, expenses and charges related to the merger; the frequency and severity of catastrophic and other events; uncertainties in the company’s reserving processes; the lowering or loss of any of the financial strength, claims paying or enterprise wide risk management ratings of the company or its subsidiaries or joint ventures; risks associated with appropriately modeling, pricing for, and contractually addressing new or potential factors in loss emergence; risks that the company might be bound to policyholder obligations beyond their underwriting intent; risks due to the company’s reliance on a small and decreasing number of reinsurance brokers and other distribution services; risks relating to operating in a highly competitive environment; risks relating to deteriorating market conditions; the risk that the company’s customers may fail to make premium payments due to them; the risk of failures of the company’s reinsurers, brokers or other counterparties to honor their obligations to the company; a contention by the Internal Revenue Service that Renaissance Reinsurance Ltd. or any of the company’s other Bermuda subsidiaries, is subject to U.S. taxation; other risks relating to potential adverse tax developments; risks relating to adverse legislative developments; risks associated with the company’s investment portfolios; changes in economic conditions or inflation; and other factors affecting future results disclosed in RenaissanceRe’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Important Information for Investors and Shareholders

This communication relates in part to a proposed merger between RenaissanceRe and Platinum that is the subject of a registration statement on Form S-4 filed with the “SEC on December 19, 2014 and declared effective on January 15, 2015, and the definitive proxy statement/prospectus filed with the SEC on January 30, 2015, which provide details of the proposed merger and the attendant benefits and risks. This communication is not a substitute for the definitive proxy statement/prospectus or any other document that RenaissanceRe or Platinum may file with the SEC or that Platinum may send to its shareholders in connection with the proposed merger. Investors and Platinum security holders are urged to read the registration statement on Form S-4 and the definitive proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Platinum shareholders as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain documents filed by RenaissanceRe with the SEC by contacting RenaissanceRe’s Legal Department at RenaissanceRe Holdings Ltd., Renaissance House, 12 Crow Lane, Pembroke HM 19 Bermuda, or via e-mail at investorrelations@renre.com; and you may obtain copies of documents filed by Platinum with the SEC by contacting Platinum’s Legal Department at Platinum Underwriters Holdings, Ltd., Waterloo House, 100 Pitts Bay Road, Pembroke, Bermuda HM08, or visiting Platinum’s website at www.platinumre.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

RenaissanceRe, Platinum and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about RenaissanceRe’s directors and executive officers is available in RenaissanceRe’s proxy statement dated April 10, 2014 for its 2014 Annual General Meeting of Shareholders and its Form 8-K filed November 14, 2014. Information about Platinum’s directors and executive officers is available in Platinum’s proxy statement dated March 21, 2014 for its 2014 Annual General Meeting of Shareholders and in the definitive proxy statement/prospectus. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions.

FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

CORPORATE PARTICIPANTS

Peter Hill Kekst and Company - IR

Kevin O’Donnell RenaissanceRe Holdings Ltd. - President and CEO

Jeff Kelly RenaissanceRe Holdings Ltd. - EVP, COO and CFO

CONFERENCE CALL PARTICIPANTS

Josh Stirling Sanford C. Bernstein & Company, Inc. - Analyst

Josh Shanker Deutsche Bank - Analyst

Vinay Misquith Evercore ISI - Analyst

Sarah DeWitt JPMorgan - Analyst

Brian Meredith UBS - Analyst

Ian Gutterman Balyasny Asset Management LP - Analyst

PRESENTATION

Operator

Good morning. My name is Melissa and I will be your conference operator today. At this time I would like to welcome everyone to the RenaissanceRe fourth-quarter 2014 financial results conference call. (Operator Instructions). Thank you.

I would now like to turn the call over to Mr. Peter Hill. You may begin your conference.

Peter Hill - Kekst and Company - IR

Good morning, and thank you for joining our fourth-quarter 2014 financial results conference call. Yesterday, after the market close, we issued our quarterly release. If you didn’t get a copy, please call me at 212-521-4800, and we’ll make sure to provide you with one.

There will be an audio replay of the call available from about noon Eastern Time today through midnight on February 24. The replay can be accessed by dialing 855-859-2056, or 404-537-3406. The passcode you will need for both numbers is 63164170. Today’s call is also available through the investor information section of www.renre.com, and will be archived on RenaissanceRe’s website through midnight on April 16, 2015.

Before we begin, I’m obliged to caution that today’s discussion may contain forward-looking statements, and actual results may differ materially from those discussed. Additional information regarding the factors shaping these outcomes can be found in RenaissanceRe’s SEC filings, to which we direct you.

With us to discuss today’s results are Kevin O’Donnell, President and Chief Executive Officer; and Jeff Kelly, Executive Vice President, Chief Operating Officer and Chief Financial Officer.

I would now like to turn the call over to Kevin. Kevin?

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

Thanks, Peter, and good morning, everyone. As usual, I will start with some high-level comments on our performance and our acquisition of Platinum, then I’ll turn it over to Jeff to go over the financial results, and then I’ll come back on to provide some more details on our book of business.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

I’m pleased to report solid results for RenaissanceRe, both for the full-year 2014 and for the fourth quarter. Our results reflect strong underwriting performance and favorable development. And Jeff will go over these numbers in just a few minutes.

The most significant news for the quarter for us was the announcement of our agreement to acquire Platinum Underwriters Holdings Ltd. The acquisition is still subject to various regulatory approvals and Platinum shareholders’ approval, but we are anticipating a successful close. We have therefore been busy planning for integration, and we are impressed with the quality and level of engagement of the Platinum team. We are also pleased with the support we have received from both brokers and clients. This is a milestone for RenaissanceRe. Over the past five years, we have been on a steady path of building out new platforms and broadening our product offering for our clients.

The acquisition will accelerate the growth of our specialty platform, and our onshore US casualty and specialty operation in particular. It will increase our client and broker base and enhance existing relationships. In addition, we will be able to optimize the combined property reinsurance portfolios, improving efficiencies and overall returns.

We believe the transaction will bring capital and operational efficiencies, along with greater flexibility to match risk with different pools of capital. We know Platinum well, having supported its IPO in 2002. And as we work towards close, we are increasingly comfortable that Platinum shares our disciplined underwriting approach.

Turning to the market now: another low catastrophe loss year, and generally benign loss trends outside of cat, added to record levels of reinsurance capacity. This, combined with ongoing appetite for risk by an abundance of capital, continued to put pressure on market pricing, even though we saw a slight increase in demand as buyers used cost savings to purchase more cover.

We executed well, nonetheless, targeting the most attractive business in the most attractive markets. As always, we built our portfolio to be attractive across a wide range of outcomes, exercising discipline, and cutting back on business that did not meet our return hurdles.

As we discussed on our last call, in this record succession of years without a major catastrophic US hurricane, it’s important to not become complacent. We believe our focus on being objective about the risks we assume, and the pricing we require enables us to build superior portfolios and superior client relationships over time.

The performance of our Lloyd’s and specialty platforms rewarded the investment we’ve been making over the last few years. We were pleased with the growth we saw, and expect that trend to continue over time. Our ventures team contributed tremendously to our franchise through 2014, working with our capital partners to bring efficient capacity to our cedants. We launched our Upsilon product for the fourth year running, returning capital to DaVinci investors, and continued to make strategic investments that advanced our underwriting franchise.

We added to our track record of being good stewards of capital. In addition to buying back about $500 million of our stock, we also returned over $400 million to third-party shareholders.

Turning to fourth quarter, we converted our successful Upsilon platform from a series of independent, limited-life vehicles into perpetual funds. Our new Upsilon Fund offers an expanded product range, varying risk/return profiles, and improved liquidity. We raised the total capital to $177 million compared to $417 in 2014, reflecting our view of the current market conditions. We believe Upsilon’s enhanced architecture provides improved flexibility for our clients and investors to access primary and retrocessional products in a uniquely aligned investment structure.

While we have been steadily building out our non-catastrophe portion of our book, I want to underline here that our strategic goal to be leaders in cat remains unchanged. We continue to believe that the property cat business is a good one. What you will see with this acquisition is an evolution of our tactics, not a wholesale change in strategy, in response to our clients’ evolving expectations.

At this point, let me turn the call over to Jeff, and then I’ll be back to talk about the book.

Jeff?

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

Jeff Kelly - RenaissanceRe Holdings Ltd. - EVP and CFO, COO

Thanks, Kevin, and good morning, everyone. In my prepared remarks, I will begin with providing a quick update on the planned integration with Platinum, toward which both our companies have been working hard. Then I’ll cover our results for the fourth quarter and full year 2014, and I’ll give you an update to our 2015 top-line forecast.

With respect to our proposed acquisition of Platinum, our conversations and work with regulators since the announcement of the transaction in November have been going smoothly. And at this point, we anticipate that the deal could close as soon as early March. Both our organizations continue to target March 2 as a potential closing date.

A number of folks across both organizations have been hard at work developing plans to successfully integrate the companies. We are excited about the opportunities that the combination of the enterprises brings to our underwriters in both organizations.

As we have had a chance to review the operations of the combined entities in more detail, we are comfortable with the $30 million figure we provided for you in annual expense savings. Our expectation is for one-time costs to be roughly in line with the $30 million figure we had originally provided. And I believe much of these upfront expenses will be borne in the next two quarters.

So let me now shift to the financial results. We reported solid fourth-quarter results, which capped off a profitable year for the Company. The trend of low catastrophe losses and generally strong investment performance played out throughout the year. The results also benefited from favorable reserve development.

For the fourth quarter, we reported strong net income of $171 million, or $4.42 per diluted share, and operating income of $140 million, or $3.62 per diluted share. The annualized operating ROE was 16.5% for the fourth quarter.

For the full year 2014, we reported operating income of $469 million and an operating ROE of 13.7%. Our tangible book value per share, including change in accumulated dividends, increased 5.5% in the fourth quarter, and was up 13.9% for the full year 2014. Overall, we believe this was a solid year in terms of financial results, in the context of the challenging market environment and our decision to pull back from some business that did not meet our return thresholds.

Turning to the cat segment. For the full year 2014, managed cat gross premiums written totaled $1 billion. Adjusting for prior-year negative reinstatement premiums, and a $27 million multi-year contract written and booked in the year-ago period, managed cat premiums declined approximately 15.6% for 2014. As we had highlighted in recent quarters, the top-line decline for cat premiums during 2014 was largely driven by increased pricing competition and repositioning of our portfolio from the year-ago period.

Net premiums written for the cat segment declined 28% from a year ago during 2014 reflected increase ceded purchase to manage risk as prices declined. The fourth quarter combined ratio for the cat segment was a negative 2%, with a favorable reserve releases totaling $47 million in the quarter. Overall favorable development related in some part recent large catastrophe loss events, including Storm Sandy, the Thai floods, and Hurricane Irene. We also lowered our reserve estimates for a number of smaller or attritional loss events.

Offsetting these to some extent was a $17 million adverse development for the 2010 New Zealand earthquake, where rising industry loss estimates and changing allocation of losses between events resulted in greater retro exposure for us. For the full year 2014, the cat segment generated an underwriting profit of $450 million, and a 23.8% combined ratio, again reflecting generally benign loss activity, and $66 million of favorable reserve development.

Specialty gross premiums written increased 34% for the full year 2014 to $347 million when compared with the year-ago period. Percentage growth rates for this segment can be uneven on a quarterly basis, given the size of many of the individual transactions. Premium growth during the year was driven primarily by the inception of some large casualty and financial lines transactions, as growth initiatives that we have put into place in recent years began to come online.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

The specialty segment generated a $27 million underwriting profit and 59.8% combined ratio for the fourth quarter, as loss activity was generally benign. Favorable reserve development totaled $20 million in the quarter, with a reduction in our ultimate estimate for LIBOR-related losses of approximately $11 million being the primary contributor. For the full year, the specialty reinsurance segment generated an underwriting profit of $61 million and a combined ratio of 76%, also reflecting low loss experience, and $56 million of favorable reserve development.

In our Lloyd’s segment, gross premiums written increased 19% to $270 million for the full year 2014, as we have continue to expand our franchise there in profitable, diversifying classes of business. The Lloyd’s segment generated an underwriting profit of $8 million and a combined ratio of 89.5% for the fourth quarter. Loss activity for this segment was also generally light, and favorable reserve development totaled $12 million. The expense ratio remained relatively elevated at 46.2%, but has been generally trending downwards as business volume has increased there. For the full year, the segment generated an underwriting profit of $6 million and a combined ratio of 97.3%.

Turning to investments, in our investment portfolio was a steady contributor to operating and net income during the quarter. We reported net investment income of $26 million in the fourth quarter. Recurring investment income from fixed maturity investments remained under pressure due to low yields on our bond portfolio, and totaled $26 million in the fourth quarter. Our alternative investment portfolio generated a slight gain of $1 million in the quarter. Private equity returns in our portfolio were relatively mixed, as gains in some areas were offset by declining values in energy-related investments.

Finally, while not included in investment income, the appreciation in the value of our common equity portfolio resulted in approximately $35 million of realized and unrealized gains. The increase in the share price for Essent contributed $20 million toward overall equity returns. The total investment return on the overall portfolio was a healthy 3.3% for the fourth quarter, and 2.4% for the full year.

Our corporate expenses for the quarter included approximately $7 million of costs related to the Platinum acquisition. I expect the next couple of quarters to be a little bit noisy in this regard, so we will do our best to dissect changes in that line item for you.

Our ventures team had an active fourth quarter, and early this year announced the formation of the fourth iteration of Upsilon Re, targeting primarily structured aggregate and reinsurance and retro deals on a worldwide basis. We did choose to reduce the size of the vehicle to some extent, as Kevin mentioned, relative to a year ago, reflecting overall competitive market conditions, and our decision to decline risks that did not meet our return hurdles.

In January, we also made the decision to return $225 million of capital to shareholders of DaVinci in the form of an annual dividend, bringing the capital of that vehicle to roughly the same size it was a year ago. We will continue to rightsize the overall capacity that we bring to the marketplace, given current opportunities.

Early during the fourth quarter, we repurchased 358,000 shares, for a total of $36 million. For the full year 2014, we repurchased 5.4 million shares for an aggregate cost of $514 million, making this a record year for us in terms of capital management in dollar terms.

As we stated on our merger announcement investor call in late November, we do not anticipate repurchasing any additional shares until after the close of the Platinum deal. Our share repurchase authorization remains at $500 million.

Finally, let me turn to update our top-line forecast for 2015. We are currently maintaining our prior guidance for each of our three segments. And just to remind you, for cat that was down 10%; specialty, up 10%; and Lloyd’s, up 10%. We will look to provide an additional update to that guidance, following the close of the Platinum transaction, hopefully on our first-quarter earnings conference call, most likely in late April or early May.

Thanks. And with that, I will turn the call back over to Kevin.

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

Thanks, Jeff. So I’ll give some color on our book of business, starting with the cat reinsurance book. As I mentioned in my opening comments, our underwriting team performed extremely well in the fourth quarter and for the year, despite challenging market conditions. We were able to leverage our long-standing relationships and our expanded platforms. We often describe the cat reinsurance market in terms of three buckets: attractive return, low return, and negative return. As always, we focus on targeting and growing business in the attractive category.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

With ongoing price reductions, we are seeing more US business shift over to the low return bucket. But generally speaking, most of the business in the US cat market is still producing an expected profit. Outside of the US, the price reductions have been such that we are seeing some business with negative returns, meaning it is unprofitable. Terms and conditions did weaken, in line with our expectations, but we were encouraged to see some pushback from the markets.

We continue to benefit from the trend towards tiering of the market between core partners and capacity providers, with more established players receiving preferred signings. Through the balance sheet flexibility, service and underwriting expertise we offer, we were able to customize solutions for our clients, bringing them the capacity they desire in the most efficient way. This allows us to gain preferred positions on deals.

The retro market was extremely competitive, with alternative capital playing a dominant role, and we continued to cut back on our retro book. The silver lining to a competitive retro market is that our own [outwards] retro protections are even more efficient. And we are continuing to find opportunities resulting in improved portfolio returns.

Turning to specialty, we were able to grow our casualty and specialty book across each of our major platforms. In general, most classes of business continued to feel pressure of clients pushing for more attractive reinsurance terms, or retaining the business. With less differentiation on terms, the importance of risk selection was more important than ever.

We are very pleased with the portfolio we constructed in our first full year of operation in the US, both in terms of clients and business mix. Our ability to offer capacity in classes outside of catastrophe reinsurance has enhanced our relationships with key clients. The acquisition of Platinum will give us the opportunity to accelerate the growth of our specialty business even further.

Our Lloyd’s unit continues to make steady progress, and our team delivered a profitable quarter and year. By leveraging strong relationships across the Group, we were able to achieve stronger signings and greater participation on group-wide offerings. Here, as well, we were pleased with construction of the book and the growth we were able to achieve in 2014, and property cat contributed meaningful to our results.

We have invested considerably in building out our Lloyd’s franchise over the past few years. We are increasingly a first call market, both within Lloyd’s and globally, with Lloyd’s as part of our overall product offering and platforms. Our expectations is that the unit will continue to grow in 2015.

Looking ahead, I believe that reinsurers will need to respond more quickly and more creatively than ever, both to the evolving needs of clients and the accelerating pace of change. RenaissanceRe continues to bring value to clients through a unique, flexible structure, and innovative risk and capital solutions. This, along with our expanded product range and platforms, positions us well for the months and years ahead.

Operator, with that, we’re ready to take some questions. Thanks.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Josh Stirling, Bernstein.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

Josh Stirling - Sanford C. Bernstein & Company, Inc. - Analyst

Kevin, I appreciate you guys — that color you gave during the commentary. I think people like me sort of struggle with this question you alluded to, which is — I think you said property cat business remains a good one. Premiums are down relatively materially. And you guys delivered I think it was a 13%, 14% ROE this past year, in a pretty low cat year.

So I’m wondering, what do you think the normalized return should be with a fair cat load for your core business? And then I’m wondering if you can compare and contrast the ROE prospects for that business against the ROE for the underlying business that you are acquiring at Platinum, which has obviously just got very different risk/return characteristics.

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

So there’s two questions there. The first one is the normalized returns for cat. I think that’s a difficult question to answer on a macro perspective. I think peak capacity needs higher returns than non-peak capacity, because it’s efficient for your portfolio. I believe that the portfolios that we’re building continue to offer acceptable returns for the capital that we are exposing.

I also believe it’s increasingly important to have a diverse set of capital to match those risks against. If you go back 20 years, having an equity balance sheet and finding good risk was adequate to provide acceptable returns from the cat business.

I think under the current pricing dynamics, and the current demands from clients, one needs not only to be a great selector of risk on the front end, but one needs to be a prudent manager of capital to make sure that you’re capturing all the diversification that’s available within the cat book, and the cat market generally.

Looking at specialty, I think — and thinking about the returns in specialty compared to the cat book, I think one needs to look — particularly for us — as what the overall portfolio looks like. And even under today’s profile, and including Platinum going forward, the capital that we have is dominated by the cat risk that we’re taking. Over the last five years, we have invested heavily in building our specialty and casualty, and have grown that. And the most recent expression of that is our acquisition of Platinum.

That growth has not required us to add equity to support it, because our capital is still greater — the capital that we have allocated to cat is still greater. So I think in order to think about the returns in specialty, it’s important to think about how much capital is required to support it. So, overall, I would say until we start needing to add equity to support the casualty and specialty, the casualty and specialty is actually increasing the overall returns of the organization.

Josh Stirling - Sanford C. Bernstein & Company, Inc. - Analyst

Yes, that’s helpful. I’m sorry. It’s a difficult question, I know, to answer. But I think that from our perspective, we’re all sitting out here — and I think the intuition used to be you guys were like a 20%-plus normalized return company. And then capital returns rose after Katrina, and maybe it became more like 15%.

And I think people, at the end of the day, we all have to do relatively simple math to try and figure out — is it around 10%, or some number like that? So, I appreciate you can’t tell us exactly, but that’s what we’re all trying to figure out.

If I could just ask one other question, and then I’ll let you guys move on. The reinsurance business you’ve acquired at Platinum is dramatically different, I think, than the traditional core focus of the firm. And you guys have always built — you’ve always had a great reputation as the dominant, smartest guys in the room, around cat modeling and cat pricing and aggregation management. And obviously Platinum is a very different business, more a traditional reinsurer.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

I’m wondering if you can walk us through what you’re doing culturally, as well as thinking through about line of business and underwriting authorities, and infrastructure and modeling systems. And how you are basically going to make the new Platinum, or new Platinum-RenRe, be run with the same degree of analytical rigor and discipline that historically — RenRe has, for so many years, has been known by. Thank you.

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

Sure. Let me divide my comments between property cat and casualty and specialty. So the property cat book that Platinum writes will be incorporated fully onto our system and our technology. And people will really be the driving force behind it. So the question is really more relevant to the casualty and specialty. And thinking about Platinum, firstly, let me say that our casualty and specialty was larger than Platinum’s, even before we bought Platinum. So we have a lot of expertise; we have a lot of technology supporting our casualty and specialty.

Part of what we were doing in our due diligence is to confirm whether — how much we liked this casualty and specialty that Platinum was writing; and whether the book was really reduced from 1.7 to the size that it currently is, based on decisions that they were making, or decisions forced upon them from the market. We became very comfortable that the book is well underwritten, and the size of the book is based on decisions that they had made. They are in both lines that we are currently in, and new lines such as A&H.

But we believe that as we begin to integrate Platinum we will take our technology, offer it to their underwriters. We’ll have better ratings. And then we will work to extend our culture to them, which is a very entrepreneurial culture, a very collaborative culture — extend that to them, to make sure that we can grow in the lines that they’re currently in, and also with new lines.

The other benefit that we’ll bring is our ability to manage capital. So, in this case, specifically, I’ll talk about our ceded strategies. We are increasingly looking at putting in — building ceded strategies behind our specialty book. And we believe the ceded strategies we can put behind Platinum will further enhance the overall book of business, as well.

Josh Stirling - Sanford C. Bernstein & Company, Inc. - Analyst

Got it. That’s helpful, Kevin. Thank you, and good luck as you guys work through the integration.

Operator

Josh Shanker, Deutsche Bank.

Josh Shanker - Deutsche Bank - Analyst

I guess we’ll start off with the Joshes this morning. In terms of thinking about your 2011-2012 IBNR for catastrophe losses, given the big reserve release this quarter, where do you think that stands? At least, can you give us some color on there?

Jeff Kelly - RenaissanceRe Holdings Ltd. - EVP and CFO, COO

Sorry, Josh.

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

Sorry about that.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

Josh Shanker - Deutsche Bank - Analyst

I knew it sounded strange. Thank you, thank you.

Jeff Kelly - RenaissanceRe Holdings Ltd. - EVP and CFO, COO

On some of the large and more recent cats — so I think even in recent quarters, I think I’ve said that probably the two largest events we’ve had in terms of IBNR and ACR outstanding was then Storm Sandy and the Thai floods. Where we stand with those currently is about 30% ACR and IBNR for Storm Sandy. And in dollar terms, that is about $44 million. And the Thai floods is similarly about 33%. And in dollar terms, that’s about $25 million.

Josh Shanker - Deutsche Bank - Analyst

Okay, that’s great color. And in Tohoko (multiple speakers).

Jeff Kelly - RenaissanceRe Holdings Ltd. - EVP and CFO, COO

The rest of the events, Josh, would probably be less than — in most cases, less than 15% IBNR and ACR.

Josh Shanker - Deutsche Bank - Analyst

Okay. That’s perfect. And then on the merger, obviously there’s going to be some upfront costs that you’ve been great at addressing. To what extent are 2015’s numbers potentially going to be depressed due to the inability to deploy, as a whole company, all the capital on January 1?

Historically, we know that Platinum has been very, very conservative in their amount of capital deployment. To what extent is there incremental ROE that you hope to mine out that — just if you would’ve had the chance to guide their 1/1 renewal process?

Jeff Kelly - RenaissanceRe Holdings Ltd. - EVP and CFO, COO

Well, I’ll let Kevin talk about a little bit, I guess related to 1/1 book. I think, for me, we are infusing a fair amount of cash into the deal. And so the deal structure itself, I think, actually makes the combined company more capital efficient, both in terms of just reducing combined excess capital in the system; and then, as well, as we said on the investor call back in November, we think the combination also creates some capital efficiencies which would allow us to mine some further capital deployment.

So, I don’t really see it as — actually, I see the deal itself as having freed up and deployed capital that would have otherwise sat as excess on both balance sheets.

Josh Shanker - Deutsche Bank - Analyst

Okay, okay. That’s as good an answer as I’m going to get. I really do wish you all the best of luck with it. And I’ll pass the phone to somebody else. Thank you.

Operator

Vinay Misquith, Evercore ISI.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

Vinay Misquith - Evercore ISI - Analyst

The first question is on the Jan. 1 renewals for Platinum. I don’t know whether you can speak about it. But curious, from your perspective, in speaking with clients, how are they reacting to it? Do you expect some breakage? Or as we had discussed before, do you expect some more opportunities because you have a larger balance sheet on Platinum and RenaissanceRe?

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

So, the first part of your question, Platinum is an independent company. They renewed their book of business. The second part of the question, I can spend a little bit more time on, as to what it looks like after integration.

I think we absolutely believe that Platinum has done a great job managing the book of business that they have. We believe the combined entity provides a very strong platform for us to continue, not only because we’re going to have great ratings, not only because we have great relationships, and not only because we have great technology; it’s really the combination of all of those things and bringing them to market, trying to solve our customers’ problems.

So I feel very confident that in both the existing lines that we share together, we’ll have new opportunities. But then also in some of the new lines that Platinum brings to us will have enhanced opportunities because of those things, as well.

Vinay Misquith - Evercore ISI - Analyst

Do you expect any breakage from this deal?

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

To date, the conversations we’ve had with our brokers and clients have been very, very supportive. So I don’t anticipate that there will be — this is a scenario where one plus one equals something less than two.

Vinay Misquith - Evercore ISI - Analyst

Sure, okay. And then in terms of your capital position, you’ve had very strong earnings, fourth quarter, and the book value has gone up. How does it change your capital position, pre and post the deal? Would you be able to buy back a lot more stock after the deal closes because your capital position is better than what you thought before?

Jeff Kelly - RenaissanceRe Holdings Ltd. - EVP and CFO, COO

Vinay, this is Jeff. So I think it’s important to remember that in 2014 we repurchased over $500 million worth of shares, and we are infusing $600 million in cash into the purchase of Platinum. Having said that, as we related on the call, we believe that after the close, the Company, pro forma, will have a very strong capital and liquidity position.

So we still feel very good about that. In terms of (technical difficulty), just thinking about share repurchases, if that’s where you’re headed, our methodology for thinking about when and how many of those we will do remains the same. So, if we have excess capital, as we will return it to our shareholders as soon as practical.

We do need to close the transaction, though. And there are some balance sheets that we need to probably reconfigure a bit over time, and make sure they are capitalized in a way that we think is appropriate. And that will play into that calculus as well.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

Vinay Misquith - Evercore ISI - Analyst

Okay, that’s helpful. And just a numbers question on the net investment income. For fixed maturities, that increased sequentially by about $1.6 million. Was there something happening in that number?

Jeff Kelly - RenaissanceRe Holdings Ltd. - EVP and CFO, COO

No, I wouldn’t make anything of that, Vinay.

Vinay Misquith - Evercore ISI - Analyst

Okay, all right. Thank you.

Operator

Sarah DeWitt, JPMorgan.

Sarah DeWitt - JPMorgan - Analyst

I wanted to hear your perspective on consolidation in the industry. What does that mean for you from a competitive standpoint? And do you feel the need to increase your scale further, or diversified more away from property casualty reinsurance?

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

I think, looking at the consolidation, it’s something that we are not surprised to see, but it’s not something that we think changes our strategy. We, over the last several years, have invested in increasing our diversification. We purchased Platinum, obviously, which is both diversification and scale. But it’s not something that, from everything that we are currently doing, we see as a driver for us needing to change the things that we offer to our clients.

I think, in some instances, the acquisitions and some of the discussion around size is really a proxy for a discussion around being relevant. And we don’t rely on relevance because we manage X billions of dollars for third parties, or we have our own rated balance sheets at this amount. We draw being relevant in the market really on providing underwriting excellence, and an independent review of risk and ratings and service; but, most importantly, by servicing our clients and making sure that we’re solving their problems.

So as long as we continue to focus on the customer and solving their issues, we will be a first call market. We will end up with better portfolios than the market. And I feel as if we can continue to execute our strategy.

Sarah DeWitt - JPMorgan - Analyst

Okay, great, thanks. And then following up on your operating ROE, it was 14% for the year, and there were no cat losses. Is that the right way to think about the return profile in a no-cat year? Or where there higher attritional losses that we should be thinking about that drag down this result? And, specifically, it seems like maybe specialty reinsurance, that there might have been some.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

Yes. I think within cat, I would think that — no, cat, there was a good year, and I don’t think we were plagued particularly by attritional losses within the cat book. In the specialty book, I think the specialty book ran, more or less, as expected. We had some individual losses within the aviation book and things like that. But there’s nothing that, systemically, I would point to there.

The other thing I’d point out, though, is in a year of no losses, if you take a lot of risk, you’re going to have a great return. I think it’s important to reflect that we increased our ceded. We brought in additional capital through Upsilon. And we managed the book so that not only in a no-loss situation, we had what is an acceptable return; but across the full distribution, we understood what our return profile was, and we were happy with the full distribution of potential outcomes where, in this specific instance, taking more risk would have provided a higher return. But that’s not our strategy.

Sarah DeWitt - JPMorgan - Analyst

Okay, that makes sense. And can you give us any sense, in terms of the belly of the curve, what that means in terms of catastrophe losses versus where you were prior? Because it sounds like what you’re saying is that the returns in a low cat year may be lower; but in a high cat year, it will be higher as well.

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

I think — thinking about the full girth is, firstly, the right way to position the question. And we will structure our book in a way that, against the full set of outcomes, we have returns that we are most happy with. That’s what we talk about when we say we have an attractive portfolio; we’ve optimized returns.

I think, looking at things that we did last year, we bought that specific Florida ceded, which was a big spend; changed the profile of the book. As we go into the Florida renewal this year, I will make a determination as to whether we’re going to write that.

Another thing I would point out is we had very large position within Upsilon last year because we still saw significant returns offered within the structured retro market. We reduced that substantially this year because we thought it moved to a point where, for any type of capital, the returns weren’t adequate.

So I think it’s hard to say, in one fell swoop, as to what the book will look like. But it is fair to say that our strategy of looking at all outcomes and making sure we have acceptable returns against the full distribution is our strategy, and will remain our strategy.

Sometimes, in low cat years, that will mean lower returns. In high cat years, hopefully, we have better protections.

Sarah DeWitt - JPMorgan - Analyst

Okay, thanks for the answer.

Operator

Brian Meredith, UBS.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

Brian Meredith - UBS - Analyst

Yes, Kevin, I was hoping you could talk a little bit about third-party capital, and just what that looked like at 1/1. I noticed that you increased your position in DaVinci, but it sounds like you’ve decreased it in Upsilon. Is there more focus from third-party capital getting some collateralized vehicles? What’s going on behind all those movements?

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

So, for us, I think the move in DaVinci was actually relatively small. And the reduction in Upsilon — so I wouldn’t pay much attention. There’s no signaling in DaVinci. I think the reduction in Upsilon really is a statement that we think that segment of the retro market has become extremely competitive, and most of the competition we saw there was from non-rated capital.

I think as far as — capital has been the big driver, the big story, around what’s been affecting rates. We did see a small uptick in demand at year end. But it still was not at a pace — the same pace as capital was coming in.

So I would anticipate that capital will remain interested. It will continue to drive the equilibrium and pricing of rate reductions. And unless there’s some sort of catalyst — I’m not sure whether that’s the capital finds better options outside of cat, and events, even substantial new demand — without some sort of catalyst, I don’t anticipate that the rate trends that we are currently seeing will reverse.

Brian Meredith - UBS - Analyst

Okay, great. And then secondly, and it may be too early to comment on this, but I’m just curious your initial thoughts on what potentially could happen with the Florida renewals. I know there’s been some conferences and stuff that already have happened, and some people were expecting another significant rate decreases there.

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

I think, as I mentioned, at 1/1 we did see some new demand. Part of the reason for that demand, I think, was because they were getting additional rate reductions and they were deploying the rate reduction to purchase better productions.

Some of the things we’ve heard talked about in Florida is about additional purchasing, both from the state facilities, but also from the private market. I think there will be — I hope that there will be continued depop from citizens. Which, as we’ve said before, each dollar of insurance premium in the private sector has more reinsurance spend associated with it than each dollar of insurance premium in the state facilities.

So, I’m optimistic that we’ll see an uptick in demand going into 6/1. I’m also reasonably certain that there is capacity and capital, eager and willing to support it. So what that means on rates is — it is early, but we’re certainly on top of it.

Brian Meredith - UBS - Analyst

And am just curious with respect to Florida, how much room, from your perspective, is there for incremental rate reduction before it just becomes unprofitable, or not a write that you’re just not willing to make?

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

Right. It’s a long way from unprofitable. That doesn’t mean it’s a long way from a risk that you want to write. I think, in thinking about it, there’s — let’s divide the world just between rated capital and unrated capital for simplicity.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

The rated capital, largely, and certainly for us, our capital is largely driven around supporting Atlantic hurricane. So the — we’re still getting adequate returns for us to deploy our own capital. And that’s in contemplation of us having a balance sheet that’s built around supporting Atlantic hurricane risk.

And I think third-party capital continues to be interested, because there’s an element of diversification for peak capacity that’s beneficial to them. So, I think we’re still a ways from that market moving to a point where it’s no longer attractive, but the types of capital that find it most attractive may shift over time.

Brian Meredith - UBS - Analyst

Great. Thank you for answers.

Operator

(Operator Instructions). Ian Gutterman, Balyasny.

Ian Gutterman - Balyasny Asset Management LP - Analyst

I guess first, Kevin, just — or for Jeff. Maybe I’m reading too much into this. But on no change to the managed cat guidance, but you have cut Upsilon by about half; obviously retro is not your entire market. But I guess I would have thought if you were seeing that much clear pressure on the retro side, some of that would translate over, and we’d see more pressure on the overall book. Is this just truly the year to make a change? Or am I reading too much into the Upsilon change?

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

I think looking at — Upsilon had a — or retro, I should say — had a bigger rate reduction than the market generally. So there is just more competition in that sector. The other thing I would say is, if you look back over our history, we have very aggressively grown and exited retro because we think the way the retro market changes can be very substantial from year to year. And our decision to exit pretty materially this year is one that, over our history, we have done several times. So, from that perspective, it’s not one that I would say that what we’re seeing in retro is permeating the rest of the book.

I mentioned that there was some increased demand, and we have some expectation for increased demand at 6/1. So we’re optimistic that, as that demand comes to market, we’ll be a first call market for those seeking that additional capacity.

So, I think it is good to look at the retro market and look at what’s changing there, but I wouldn’t necessarily say that what happened there is a contagion affecting the rest of the cat market. It was kind of uniquely targeted there.

Jeff Kelly - RenaissanceRe Holdings Ltd. - EVP and CFO, COO

(multiple speakers) I guess the way I’d maybe phrase that, just to add to it, is I think to some extent the guidance that we gave last fall probably incorporated some element of that decline. Whether or not it was fully predicted, I don’t know off the top of my head. But I’d say there was some element of that in the original guidance.

And then the other part really is — and I think it relates to what Kevin said — we think it’s just a little bit early in the year to adjust guidance by not any significant amount.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

Ian Gutterman - Balyasny Asset Management LP - Analyst

Perfect. That makes perfect sense. And on the retro market, when you’re buying retro, are you buying primarily from collateralized players? Or are you also buying uncollateralized?

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

Actually, we’re buying both, frankly. I would say, at this point, we have several different retro strategies that we have. We have a long-term partner strategy, which is all [the created] carriers at this point in time.

And then we have different levels below that, but the vast majority is on rated paper. But we do trade with collateralized markets, paying particular attention to make sure we understand the collateral agreements and the collateral release agreements.

Ian Gutterman - Balyasny Asset Management LP - Analyst

Okay, got it. I was wondering — so at the long-term partners, stuff makes sense. I guess I was thinking to the extent that there is — rated providers are maybe aren’t as long-term partners, do you have concerns? It just seems the terms on retro are so aggressive that maybe some of the smaller, weaker rated balance sheets selling these — do you have confidence? Or have there been deals where you have been proposed, and you have turned them down, because you don’t have confidence in how those companies perform in a stress event?

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

It’s a great question. I think when we look at counterparties for people we’re sharing risk with, we explicitly take into account the creditworthiness of the counterparty. In many instances, we model the clash of their exposure to ours to help us better understand the specific risk that we’re ceding to them, and what the credit risk associated with that risk is. So it’s incredibly important, I believe, because when — particularly in retro, when you need them most is probably when they’re most under stress.

Ian Gutterman - Balyasny Asset Management LP - Analyst

Right.

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

So understanding the profile of the book, and the rating that you’re being offered, is extraordinarily important. If you [on the other hand says], even delays in payment are important. So you may believe that you’re going to be paid, but it may be that you would have an anticipation of going through a protracted process to have the money released to you. Again, that period of illiquidity, if you’re relying on the retro, is extremely important to understand as well.

Ian Gutterman - Balyasny Asset Management LP - Analyst

Okay. I guess part of what I was wondering is, given the terms seem almost too good to be true, maybe, in some cases, if that makes you feel those parties are less creditworthy. Because their current balance sheet might look okay, but if they’re selling what they’re offering to you to everyone else that — on terms that aren’t so good, maybe that says something about their creditworthiness.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

Yes. And I think the — you’re absolutely hitting on an important point, and it’s one that we spend a ton of time on. And it’s not always simply if it’s cheap enough, you should buy it. It can be — no matter at what price, it’s a credit that you are too uncertain about in the time when you expect to need it.

Ian Gutterman - Balyasny Asset Management LP - Analyst

Got it. Then just lastly on terms and conditions. I know there’s a lot of headline stuff about reinstatements now, [worst] clauses. But below that — and this, I guess, applies to specialty, as well as cat — are you seeing other things — waiving of sub-limits, broader definition of covered losses, ancillary stuff being thrown in for free? Are we getting to that stage? Or is it really mostly the big headline stuff, like the hours and the reinstatement and so forth?

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

I think at 1/1, I would add terror to that.

Ian Gutterman - Balyasny Asset Management LP - Analyst

Right, right.

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

There was a lot of discussions to how terror is going to be covered. On the specialty side, one of the areas that it’s pretty transparent, but it’s been an important part of the analysis, is there’s been a lot of pressure on ceding commissions. I think understanding how people are changing their — a lot of that is on quota share business, so understanding what’s happening on the primary policies is important.

We have seen expansion of coverage beyond the headline ones that you’ve mentioned, but I think we certainly — look at our book of business. We’ve been effective at managing the changes and pricing for it where it has come through. But it’s a trend that I absolutely think will continue, and I think we’ll see it in expanded areas beyond the ones that you mentioned.

Ian Gutterman - Balyasny Asset Management LP - Analyst

Okay. So we’re not seeing though, at least, like pre-Katrina, where sub-limits are being waived or floating barges are considered properties that are covered, that shouldn’t be covered — that kind of stuff has not come back?

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

At this point, it’s been more disciplined than what we’ve seen in the past. But it’s all trending that — I anticipate that those conversations are coming.

Ian Gutterman - Balyasny Asset Management LP - Analyst

Okay. Well, I’ll hope not, but I’ll keep my ears open. Thank you.

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FEBRUARY 04, 2015 / 2:00PM, RNR - Q4 2014 RenaissanceRe Holdings Ltd Earnings Call

Operator

And there are no further questions in queue at this time.

Kevin O’Donnell - RenaissanceRe Holdings Ltd. - President and CEO

Thank you, everybody. We appreciate you dialing in, and look forward to talking to you next quarter.

Operator

Ladies and gentlemen, this concludes today’s conference call. You may now disconnect.

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